BRIGUS GOLD CORP. Three and nine months ended September 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of Brigus Gold Corp. (“Brigus” or the “Company”) and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2012 and 2011, the unaudited condensed consolidated interim financial statements for the periods ended September 30, 2013 and 2012 and related notes.

The information presented in this MD&A is as of November 12, 2013. All of the financial information presented herein is expressed in United States dollars (“US dollars” or “USD”), unless otherwise stated. Canadian dollars are indicated by the symbol “Cdn$”. The first, second, third, and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3”, and “Q4”, respectively.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. The reader is cautioned not to place undue reliance on forward-looking statements. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OVERVIEW OF THE BUSINESS

Brigus is a growing Canadian gold producer committed to maximizing shareholder value through efficient production, targeted exploration and select acquisitions. Brigus is principally engaged in gold mining, including extraction, processing and refining as well as exploration and development of mineral deposits in Canada.

Brigus operates the wholly-owned Black Fox Mine and Mill in the Timmins Gold District of Ontario, Canada.  The Company’s Black Fox Complex encompasses the Black Fox Mine, the future Grey Fox Mine and adjoining properties in the Township of Black River-Matheson, Ontario, Canada.

The Company has identified several gold-bearing zones within the Black Fox Complex, most notably the 147, Contact and Grey Fox South zones, all of which have produced excellent exploration drilling results to date. On July 2, 2013, the Company released a revised National Instrument 43-101 (“NI 43-101”) mineral resource estimate on the 147, Contact, and Grey Fox South zones, which increased the Indicated gold resource on these zones to 507,400 ounces. The resource estimate included a constraining pit shell which was not included in the previous resource estimates.

The Company has also conducted an underground exploration drilling program at the Black Fox Mine. Results were released on October 25, 2012, April 29, 2013, and most recently, on October 16 and 31, 2013 which included 40.71 grams per tonne gold over 26.75 metres and 18.09 grams per tonne gold over 37.80 metres. The Company is currently completing a drilling program to follow-up on these significant drill results. The Company has allocated $1.0 million to explore this area to define the extent of this zone.

Brigus also owns the Goldfields Project located in northern Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In Mexico, Brigus holds a 100% interest in the Ixhuatán Project located in the state of Chiapas. In the Dominican Republic, the Company has an interest covering three mineral exploration projects which is subject to an Option Agreement with Everton Resources Inc. (“Everton”), whereby Everton can acquire the Company’s interests in these projects.

2013 THIRD QUARTER FINANCIAL HIGHLIGHTS

•	Sold 28,344 ounces of gold, a 49% increase over Q3 2012
•	Revenue of $36.9 million, a 22% increase over Q3 2012
•	Adjusted cash flow from operations of $15.5 million, a 38% increase over Q3 2012
•	Made long-term debt principal payments of $4.9 million

2013 THIRD QUARTER OPERATING HIGHLIGHTS

•	Produced 27,174 ounces of gold, a 39% increase over Q3 2012
•	Averaged 811 tonnes per day from the underground mine at an average grade of 5.69 grams per tonne
•	Processed 207,559 tonnes of ore at 4.34 grams per tonne and a 94% recovery, compared to 190,879 tonnes of ore at 3.34 grams per tonne and a 95% recovery in Q3 2012

Overview and Outlook

The Black Fox Mine continues to generate strong results. Production guidance for 2013 is 95,000 to 105,000 ounces of gold, at a per ounce cash cost between $650 - $700. The Black Fox underground mine averaged 811 tonnes per day (“tpd”) during the quarter and 838 tpd on a year to date basis. The underground mine averaged 5.69 grams per tonne (“gpt”) for Q3 and 5.95 gpt on a year to date basis. The Black Fox underground ore body is open for expansion, laterally and at depth. On October 16, 2013, the Company announced results from a test drill hole on the west side of the underground mine which intersected 40.71 grams per tonne gold over 26.75 metres, including 103.20 grams per tonne gold over 8.35 metres. The hole intersected Black Fox mineralization at approximately 700 metres vertical from surface, extending the west zone by an additional 300 m at depth. On October 31, 2013, the Company announced results from a second high grade gold intersection of 18.09 grams per tonne gold over 37.80 metres, including 39.45 grams per tonne gold over 10.35 metres. The Company is currently executing a drilling program to define the extent of this zone. The open pit mine performed well in Q3 2013 as high grade ore from the final benches of Phase 2 contributed to strong grades in the open pit as mining commenced on the upper portions of Phase 3 of the pit. Mining of Phase 3 is currently underway.

On July 2, 2013, the Company announced an updated independent NI 43-101 resource estimate on the 147, Contact, and Grey Fox South zones. The resource estimate included a constraining pit shell which had not been included in the previous resource estimates. Highlights of this latest update include 507,400 indicated ounces (255,000 relating to the underground and 252,400 relating to the open pit) and 228,600 inferred ounces (184,800 relating to the underground and 43,800 relating to the open pit). The underground and open pit cut-off grades were set at 2.84 gpt and 0.72 gpt, respectively. Exploration will continue on the Grey Fox property for the remainder of the year in order to further expand the resource.

Cost management continues to be a key focus for the Company. The Company expects capital spending for mine development and other sustaining capital to total $38.5 million in 2013, down from the original estimate of $41.5 million in Q1 2013. The Company has also reviewed its long-term capital requirements and is forecasting total capital spending on mine development and sustaining capital of $20 - $25 million in 2014. The Company has not yet developed a forecast for exploration spending in 2014.

SELECTED QUARTERLY RESULTS

CONSOLIDATED FINANCIAL RESULTS

	For the three months ended		For the nine months ended
(in thousands, except per share amounts and ounces)	September 30 2013	September 30 2012	September 30 2013	September 30 2012
Revenue from the sale of gold	$36,876	$30,170	$111,105	$84,415
Operating costs	$30,887	$24,266	$92,286	$70,345
Income from mining operations	$5,989	$5,904	$18,819	$14,070
Total net (loss) income	$(359)	$8,724	$8,641	$14,660
Total comprehensive (loss) income	$(184)	$8,785	$8,582	$14,721
Basic and diluted (loss) earnings per share	$(0.00)	$0.04	$0.04	$0.07
Adjusted cash flow from operations(1)	$15,548	$11,216	$50,866	$31,461
Gold sales in ounces	28,344	19,064	78,652	53,516
Cash cost per ounce gold sold(1)	$617	$728	$705	$791
All-in sustaining costs per ounce gold sold(1)	$992	$1,649	$1,138	$1,767

(1)	Adjusted cash flow from operations, cash cost per ounce gold sold and all-in sustaining costs per ounce gold sold are non-GAAP measures and are not necessarily comparable to similar titled measures of other companies due to potential inconsistencies in the method of calculation. Refer to the information on page 10-11 under the section “Non-GAAP Financial Information” for the calculation of these measures.

REVIEW OF FINANCIAL RESULTS FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2013

The Company sold 28,344 ounces of gold during the third quarter of 2013, compared to 19,064 ounces in the third quarter of 2012. Revenue for the third quarter of 2013 totalled $36.9 million, compared to $30.2 million in the third quarter of 2012. The increase in revenue is the result of a 49% increase in ounces sold, offset by an 18% decrease in realized price per ounce. The number of ounces sold in the third quarter of 2013 increased due to higher production from the underground mine, which contributed to a higher overall head grade at the Black Fox Mill. The overall head grade at the Black Fox mill for Q3 2013 was 4.34 gpt compared to 3.34 gpt in Q3 2012.

During the third quarter of 2013, 25,963 ounces were sold at spot prices, at an average realized price of $1,330 per ounce, and the remaining 2,381 ounces were delivered against the gold stream agreement (the “Goldstream”) with Sandstorm Resources Ltd. (“Sandstorm”) at an average realized price of $986 per ounce. During the third quarter of 2012, 16,783 ounces were sold at spot prices, at an average realized price of $1,652 per ounce with the remaining 2,281 ounces sold against the Goldstream at an average realized price of $1,072 per ounce. As a result of the repurchase of 4% of the Goldstream in November of 2012, the average realized price for sales under the Goldstream decreased to $986 per ounce, consisting of $504 per ounce in cash and $482 per ounce in deferred revenue.

The Company produced 27,174 ounces of gold during the third quarter of 2013, compared to 19,526 ounces in the third quarter of 2012. The increase in production relates to improved mill head grades due to the inclusion of a larger percentage of higher grade underground ore.

On June 27, 2013, the World Gold Council issued a press release summarizing their definition of “all-in sustaining costs per ounce” (“AISC”). The press release provided guidance on the GAAP metrics to be used in the calculation of this non-GAAP measure. The Company has adopted the guidance provided by the World Gold Council to provide comparability to other entities, as these measures are expected to be widely adopted by the majority of entities in the sector.

AISC is calculated based on the number of gold ounces sold and includes total cash costs, sustaining capital expenditures, corporate general and administrative costs, and environmental rehabilitation costs. This measure seeks to represent the total costs of sustaining gold production from current operations. It does not include capital expenditures attributable to project or mine expansion, exploration and evaluation costs attributable to growth projects, or interest costs.

AISC per ounce for the third quarter of 2013 were $992 per ounce, compared to $1,649 in the third quarter of 2012, a decline of $657 or 40%. The decrease in AISC is due to lower mine development and sustaining capital expenditures. During the three month period ending September 30, 2013, mine development and sustaining capital expenditures totalled $7.2 million ($253 per ounce) compared to $13.0 million ($680 per ounce) for the three months ending September 30, 2012. Mine development and sustaining capital expenditures have decreased due to lower development requirements in the Black Fox underground mine. Cash costs per ounce, the other major component of AISC, decreased by 15% from $728 per ounce in Q3 2012 to $617 per ounce in Q3 2013. A reconciliation of AISC is on page 11.

Direct operating costs, which include mining and processing costs, for the third quarter of 2013, totalled $17.5 million, compared to $13.9 million for the third quarter of 2012. The 26% increase in direct operating costs is the result of the increase in tonnage mined from the underground mine and the increase in tonnes milled on a quarter over quarter basis.

The open pit cost per tonne for the third quarter of 2013 was $2.47 compared to $3.03 in the third quarter of 2012. The open pit cost per tonne is based on the total tonnes mined, excluding overburden. The total number of tonnes mined in the open pit for the third quarter of 2013 was 2,632,959, compared to 2,143,283 tonnes in the third quarter of 2012, excluding overburden. The total number of tonnes mined in Q3 2013 increased as mining commenced in the upper levels of Phase 3, which resulted in a higher stripping ratio, compared to the same quarter in 2012. Open pit operating costs remained consistent at $6.5 million in both Q3 2013 and 2012.

The cost per ore tonne from the underground mine in the third quarter of 2013 was $83 per tonne, compared to $94 per ore tonne in the third quarter of 2012. The decrease in cost per ore tonne is due primarily to a 70% increase in the total ore tonnes mined. In Q3 2013, 74,628 tonnes, or 811 tpd, were mined compared to 43,504 tonnes, or 473 tpd, in Q3 2012. The increase in ore tonnes mined relates to continued production from the West side of the mine as well as the introduction of ore from the lower portion of the East side of the mine.

The cost per tonne milled in the third quarter of 2013 was $18.38 compared to $18.28 in the third quarter of 2012. A total of 207,559 tonnes were processed in the third quarter of 2013, compared to 190,879 tonnes in the third quarter of 2012, an increase of 9%. Operating costs for the third quarter of 2013 were $3.8 million, compared to $3.5 million in the third quarter of 2012. Operating costs increased due to an increase in consumable and crushing costs associated with the increased throughout. Mill throughput averaged 2,256 tpd in the third quarter of 2013 compared to 2,075 in the third quarter of 2012.

Amortization and depreciation expense totalled $10.7 million for the third quarter of 2013 compared to $6.3 million for the third quarter of 2012, an increase of $4.4 million, or 70%. Amortization and depreciation expense is recorded on a unit of production basis, therefore, the increase in amortization expense is the result of the increase in production.

Corporate administration expenses, before the recognition of non-cash share-based compensation, totalled $2.0 million for the third quarter of 2013, compared to $2.4 million during the third quarter of 2012. The decrease in corporate administration expenses is as a result of decrease in salaries expense as a result of a reduction in headcount at the corporate office. Share-based compensation for the third quarter of 2013 was $0.7 million, compared to $1.7 million in the third quarter of Q3 2012. Share-based compensation decreased as a result of a decrease in the number of stock options granted and a decline in the Company’s share price throughout 2013 compared to 2012.

Income from mining operations for the third quarter of 2013 totalled $6.0 million, compared to $5.9 million in the third quarter of 2012. The increase in income from mining operations to the 49% increase in ounces sold and a 15% decrease in cash costs per ounce, offset by an 18% decrease in the average realized gold price and a 70% increase in depreciation and amortization expense.

REVIEW OF FINANCIAL RESULTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2013

The Company sold 78,652 ounces of gold in the first nine months of 2013 compared to 53,516 ounces in the same period in 2012. Revenue for the first nine months of 2013 totalled $111.1 million, compared to $84.4 million in the same period in 2012, an increase of 32%. The increase in revenue is the result of a 47% increase in ounces sold, offset by a 10% decrease in realized price per ounce. The number of ounces sold in 2013 to date increased due to higher production from the underground mine, which contributed to a higher overall head grade at the Black Fox Mill. The overall head grade at the Black Fox Mill for the first nine months of 2013 was 4.66 gpt compared to 3.23 gpt for the same period in 2012.

During the first nine months of 2013, 72,338 ounces were sold at spot prices, at an average realized price of $1,450 per ounce, and the remaining 6,314 ounces were delivered against the Goldstream at an average realized price of $986 per ounce. During the nine month period ended September 30, 2012, 47,035 ounces were sold at spot prices, at an average realized price of $1,647 per ounce with the remaining 6,481 ounces sold against the Goldstream at an average realized price of $1,072 per ounce.

The Company produced 76,794 ounces of gold, during the first nine months of 2013 compared to 54,702 ounces in the same period in 2012. The increase in production relates to improved mill head grades due to the inclusion of a larger percentage of higher grade underground ore.

AISC per ounce for the first nine months of 2013 were $1,138 compared to $1,767 in the first nine months of 2012, a decline of 36%. The decrease in AISC relates to lower mine development and sustaining capital expenditures. During the first nine months of 2013, mine development and sustaining capital expenditures totalled $24.2 million ($308 per ounce) compared to $41.1 million ($767 per ounce) for the first nine months of 2012. Mine development and sustaining capital expenditures have decreased due to lower development requirements in the Black Fox underground mine. Cash costs per ounce decreased by 11% on a year to date basis in 2013, from $791 in 2012 to $705 in 2013.

Direct operating costs for the first nine months of 2013 totalled $55.4 million, compared to $42.3 million for the same period in 2012. The 31% increase in direct operating costs is mainly the result of the increased tonnage mined from the underground mine and a $1.9 million net realizable value adjustment on long-term stockpiled ore recorded in Q2 2013.

The open pit cost per tonne for the first nine months of 2013 was $3.26 compared to $2.93 in the same period in 2012. A total of 5,605,067 tonnes were mined in the first nine months of 2013 compared to 6,660,886 tonnes in the first nine months of 2012, excluding overburden. The total tonnage mined from the open pit declined in 2013 due to the lower strip ratio and capital waste tonnage associated with mining the lower portions of Phase 2 of the open pit in Q1 and Q2. The operating strip ratio is expected to increase in Q4 2013 as mining of the upper levels of Phase 3 of the open pit proceeds. Open pit operating costs for the first nine months of 2013 totalled $18.3 million compared to $19.6 million in 2012, a decrease of 7% associated with the reduction in the tonnes mined.

The cost per ore tonne from the underground mine in the first nine months of 2013 was $90 per tonne, compared to $107 per tonne in same period in 2012. In the first nine months of 2013, 228,661 ore tonnes, or 838 tpd, were mined compared to 115,255 ore tonnes, or 421 tpd, in the same period in 2012. The number of ore tonnes mined has increased in the first nine months of 2013 as additional mining areas have been opened-up on the East side of the mine.

The cost per tonne milled during the first nine months of was $21.03 compared to $18.29 in the same period in 2012. A total of 546,045 tonnes were processed in the first nine months of 2013, compared to 549,846 tonnes in the first nine months of 2012. The decrease in the tonnes processed relates to the impact of the suspension of milling operations for 20 days during Q2 2013 due to temporary issues with the Company’s water management pond. Operating costs at the mill for the first nine months of 2013 totalled $11.5 million, compared to $10.1 million in the same period in 2012. The increase in the milling cost per tonne relates to the decrease in tonnes processed, an increase in costs related to the mill shutdown in the second quarter of 2013 and an increase in crushing costs incurred to maximize throughput in the mill in order to recover production lost during the mill shut-down.

Amortization and depreciation expense totalled $29.0 million in the first nine months of 2013 compared to $18.4 million in the same period in 2012, an increase of $10.6 million, or 58%. The increase in amortization expense is the result of the increase in production as well as a $1.2 million charge related to the net realizable value adjustment on the long-term stockpiled ore recorded in Q2 2013.

Corporate administration expenses, before the recognition of non-cash share-based compensation, totalled $5.4 million for the first nine months of September 30, 2013, compared to $5.5 million in the same period in 2012. Share-based compensation totalled $2.4 million for the first nine months of 2013 compared to $4.1 million for the same period in 2012. Share-based compensation has decreased as a result of a decrease in the number of stock options granted and a decline in the Company’s shares price during the first nine months of 2013.

Income from mining operations for the nine month period ended September 30, 2013 totalled $18.8 million, compared to $14.1 million in the same period in 2012, an increase of $4.7 million. The increase relates to the 47% increase in ounces sold and an 11% decrease in cash costs per ounce, offset by a 10% decrease in the average realized gold price and a 58% increase in depreciation and amortization expense.

REVIEW OF OTHER INCOME, EXPENSES, TAXES AND NET INCOME FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013

During the third quarter of 2013 the Company recorded financing costs totalling $2.5 million, compared to $1.4 million in Q3 2012. Financing costs include costs associated with the Company’s debt instruments, which consist of the 6.5% unsecured convertible debentures (the “Debentures”), senior secured notes (the “Notes”) and finance lease obligations. The increase in financing costs for the third quarter of 2013 relates to the inclusion of $0.3 million in effective interest on the Notes, compared to $nil in the third quarter of 2012 and the capitalization of $0.8 million of borrowing costs in 2012, for which there where no comparable balances in 2013 as the Company ceased the capitalization of borrow costs, effective January 1, 2013. During the nine month period ending September 30, 2013, the Company recorded finance costs of $7.5 million compared to $3.8 million in the same period in 2012. The increase in financing costs on a year to date basis in 2013 relates to the inclusion of $1.0 million in effective interest on the Notes and the capitalization of $2.4 million of borrowing costs on qualifying assets in 2012, for which there are no comparable balances in 2013 as outlined above.

The Debentures include a conversion option which allows them to be redeemed in cash or equity at maturity. The conversion option is a hybrid financial instrument which must be recorded at fair value at the end of each reporting period. The fair value of the conversion option is determined using the Black Scholes valuation model. Gains or losses relating to the fair value adjustments are recorded in the Statement of Operations and vary with changes to the assumptions used in the Black Scholes model. During the three month period ended September 30, 2013, the Company recorded a $0.2 million loss on the derivative liability relating to the Debentures, compared to a $0.8 million gain in Q3 2012. During the nine month period ending September 30, 2013, the Company recorded a gain of $1.8 million on the derivative liability, compared to a $2.7 million gain for the same period in 2012.

The Notes contain several embedded derivatives, including a derivative liability relating to the commodity-linked interest rate and a derivative asset relating to the pre-payment feature. The embedded derivatives are separately recorded on the Statement of Financial Position. The fair value of the embedded derivatives must be determined at the end of each reporting period. Changes in the fair value of the embedded derivatives are recorded in the Statement of Operations. The interest rate on the Notes is linked to the price of gold and therefore is considered to be a derivative liability. The fair value of this derivative liability is based on the current and expected price of gold. During the three and nine month periods ended September 30, 2013, the Company recorded unrealized losses of $nil and $0.1 million, respectively, relating to the change in fair value of the commodity-linked interest rate derivative liability.

The Notes also contain a feature which allows them to be redeemed by the Company for 105% of the outstanding principal prior to January 1, 2014 or 103% of the outstanding principal between January 1, 2014 and October 31, 2015 (plus accrued and unpaid interest). The pre-payment feature is not closely related to the host debt contract and, therefore, is classified as a derivative asset. The fair value is determined using a number of different inputs to determine the future benefit of the pre-payment option to the Company. During the three and nine month periods ended September 30, 2013, the Company recorded unrealized losses of $0.7 million and $3.6 million, respectively, related to the change in fair value of this derivative asset.

The Company has issued publically traded warrants which are not denominated in the Company’s functional currency (USD). These warrants are considered to be a financial liability and therefore must be recorded at fair value at the end of each reporting period. Gains or losses resulting from the change in the fair value of these warrants are recognized in the Statement of Operations. The warrants are publically traded and therefore their fair value is determined by their quoted market price. For the three month period ended September 30, 2013, the Company recorded a loss of $0.1 million relating to the change in the fair value of the warrant liabilities, compared to a gain of $0.6 million in Q3 2012. During the first nine months of 2013, the Company recorded a $0.3 million gain relating to the change in the fair value of the warrant liabilities, compared to a $3.1 million gain during the same period in 2012.

On September 10, 2012, Cangold Limited (“Cangold”) terminated its option to acquire the Company’s Ixhuatán exploration project in Mexico. Prior to this, the Company had received a non-refundable payment of $1.0 million and 6.0 million Cangold shares. For the three month period ended September 30, 2012, the Company recorded a gain on the termination of the option agreement with Cangold of $6.7 million. For the nine month period ending September 30, 2012, the Company recorded a net gain of $1.8 million, consisting of the $6.7 million gain on the termination of the option agreement recorded in Q3 2012 less a $4.9 million impairment on the consideration receivable as per the option agreement recorded in Q2 2012. The Company recorded an investment receivable relating to an additional 10 million Cangold shares which were to be provided to the Company over the life of the option. The fair value of the investment receivable was based on the quoted market value of Cangold’s publically traded shares. During the three months ending June 30, 2012 the Company concluded that the carrying value of the investment receivable was impaired due a significant decline in the market value of Cangold’s shares, and therefore recorded an impairment of $4.9 million to reflect the amount by which the carrying value exceeded fair value. The Company has classified its remaining interest in Cangold as an available-for-sale financial instrument.

During the three months ended September 30, 2012, the Company identified two indicators of impairment relating to the Ixhuatán property; the termination of the Cangold option agreement and concerns regarding the development of the property due to correspondence received from residents of the surrounding area. The Company conducted an evaluation of the fair value less costs to sell by assessing the market value of similar properties held by comparable companies in similar jurisdictions and concluded that the Ixhuatán property was impaired. The Company recorded an impairment of $5.7 million, for the three and nine months ending September 30, 2012, respectively to reflect the amount by which the carrying value exceeded the fair value.

Assets held for sale are measured at the lower of carrying value and fair value less costs to sell. The carrying value of Assets held for sale is evaluated at the end of each reporting period. As at September 30, 2013, the Company recorded an impairment charge of $2.6 million in the Statement of Operations to reflect the amount by which the carrying value of the Assets held for sale exceeded the fair value, as determined by the consideration to be received in exchange for these assets.

During the three month period ended September 30, 2012, the Company completed the sale of the notes receivable. The Company recorded a gain of $2.3 million for the three and nine month periods ended September 30, 2012.

For the three month period ended September 30, 2013, the Company recorded net tax recoveries of $0.2 million compared to tax recoveries of $0.6 million in the same period in 2012. For the nine month period ended September 30, 2013, the Company recorded net tax recoveries of $0.3 million compared to tax recoveries of $1.8 million in the same period in 2012.

For the three month period ended September 30, 2013, the Company realized foreign exchange losses and other items of $0.7 million compared to foreign exchange losses and other items of $1.2 million in the same period in 2012. For the nine month period ended September 30, 2013, the Company realized foreign exchange gains and other items of $1.1 million compared to foreign exchange losses and other items of $1.7 million in the same period in 2012.

During the three month period ended September 30, 2013, the Company recorded a net loss of $0.4 million, compared to net income of $8.7 million in the same period in 2012, a decrease of $9.1 million. The decrease in Q3 2013 was driven by higher financing costs, losses on the derivative liabilities, impairment on assets held for sale and the impact of one-time gains recorded in 2012 associated with the sale of the notes receivable and termination of the Cangold option agreement, offset by an increase in operating income.

During the nine month period ended September 30, 2013, the Company recorded net income of $8.6 million, compared to net income of $14.7 million in the same period in 2012, a decrease of $6.1 million. The decrease in net income in 2013 relates to higher financing costs, lower gains on the derivative liabilities, impairment on assets held for sale and the impact of one-time gains recorded in 2012 associated with the sale of the notes receivable and termination of the Cangold option agreement, offset by increased operating income, foreign exchange gains.

STATEMENT OF FINANCIAL POSITION

As of September 30, 2013, the Company had assets totalling $408.8 million, consisting of current and long-term assets of $35.5 million and $373.3 million respectively, compared to total assets of $421.3 million consisting of current and long-term assets of $47.9 million and $373.4 million respectively as of December 31, 2012.

As of September 30, 2013 the Company had cash on-hand of $21.1 million, compared to $29.8 million as of December 31, 2012, a decrease of $8.7 million. The decrease in the Company’s cash balance relates primarily to cash outflows for investing and financing purposes of $34.2 million and $18.5 million respectively, offset by cash inflows from operating activities of $45.9 million. Short-term inventories decreased by $0.8 million as compared to December 31, 2012 due to the timing of the processing of ore.

Long-term assets decreased by $0.1 million, from $373.4 million as of December 31, 2012 to $373.3 million as of September 30, 2013. Plant, property and equipment increased by $4.6 million due to the addition of capitalized development costs, exploration activities and equipment purchases, offset by depreciation and amortization expense. As at September 30, 2013, long-term inventories totalled $8.0 million, compared to $8.4 million as at December 31, 2012. Additions to the long-term inventory balances of $2.7 million in the first nine months of 2013 were offset by a $3.1 million net realizable value adjustment recorded in Q2 2013. The other significant decrease to the long-term asset balance relates to a $3.8 million decrease in the derivate asset relating to a decrease in its fair value.

Total liabilities decreased by $23.7 million, from $188.7 million as of December 31, 2012 to $165.0 million as of September 30, 2013. Long-term debt decreased by $10.2 million as a result of $13.0 million in principal payments and foreign exchange translation changes of $1.5 million, offset by $3.2 million of accretion on the Debentures and Notes and $1.1 million of new equipment finance leases. Deferred revenue decreased by $3.0 million as a result of the recognition of deferred revenue from gold sales to Sandstorm. Derivative liabilities decreased by $4.1 million due to the decrease in their fair value, and accounts payable decreased by $7.1 million due to the timing of payments. The Company’s deferred tax liability has increased by $1.1 million primarily due to the reduction in tax pools available on mining properties.

Shareholders’ equity increased by $11.2 million, from $232.6 million as of December 31, 2012 to $243.8 million as of September 30, 2013, as a result of positive net income and share-based compensation recorded during the period.

RESULTS OF OPERATIONS

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
Metal Sales
Gold (ounces)	28,344	19,064	78,652	53,516
Silver (ounces)	1,374	1,033	3,968	3,082
Average realized gold price ($/ounce)	$1,301	$1,583	$1,413	$1,577

Production
Open Pit Mine
Ore tonnes mined	152,709	217,118	501,533	629,739
Operating waste tonnes mined	1,261,177	1,293,515	3,219,356	3,953,502
Capital stripping tonnes mined	1,219,073	632,650	1,884,178	2,077,645
Overburden tonnes mined	3,000	38,632	2,174,190	38,632
Total tonnes mined – Open Pit Mine	2,635,959	2,181,915	7,779,257	6,699,518

Underground Mine
Ore tonnes mined	74,628	43,504	228,661	115,255
Total Tonnes Mined	2,710,587	2,225,419	8,007,918	6,814,773

Tonnes milled	207,559	190,879	546,045	549,846
Tonnes milled per day(1)	2,256	2,075	2,158	2,007
Head grade of ore (gpt)	4.34	3.34	4.66	3.23
Recovery (%)	94%	95%	94%	96%
Gold ounces produced	27,174	19,526	76,794	54,702

Cash costs ($/ounce)	$617	$728	$705	$791
Operating margin ($/ounce)	$684	$855	$708	$786
All-in sustaining costs ($/ounce)	$992	$1,649	$1,138	$1,767

(1)	For the nine months ended September 30, 2013, tonnes milled per day are based on 253 days. The 253 days represents the 273 days from January 1, 2013 to September 30, 2013 less 20 days of down time as a result of the temporary suspension of milling activities due to higher than normal water levels in the holding and water management facilities during May 2013. Unadjusted tonnes milled per day for the nine months ended September 30, 2013 were 2,000 tpd.

NON-GAAP FINANCIAL INFORMATION

In this report, the Company uses the terms “cash costs per ounce”, “all-in sustaining costs per ounce”, “operating margin”, “adjusted net income”, “adjusted earnings per share”, and “adjusted cash flow from operations”, each of which are considered non-GAAP financial measures as they do not have any standardized meaning prescribed in IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These terms are used by management to assess performance of individual operations and to compare the Company’s performance to other gold producers.

The term “cash costs per ounce sold” is used on a per ounce of gold sold during the period. Cash operating costs per ounce is equivalent to direct operating cost, as found on the Consolidated Statements of Operations, less production royalty expenses and production taxes but includes by-product credits for payable silver.

Total Cash Costs per Ounce	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
Direct operating costs	$17,497	$13,871	$55,438	$42,345
Gold ounces sold	28,344	19,064	78,652	53,516
Total cash costs per ounce of gold	$617	$728	$705	$791

The term “all-in sustaining costs per ounce” is used on a per ounce of gold sold basis. All-in sustaining cash costs per ounce commence with total cash costs and then adds sustaining capital expenditures, corporate general and administrative costs, and environmental rehabilitation costs. This measure seeks to represent the total costs of sustaining gold production from current operations. It does not include capital expenditures attributable to project or mine expansion, exploration and evaluation costs attributable to growth projects, or interest costs.

All-in Sustaining Costs per	For the three months ended		For the nine months ended
Ounce	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
Direct operating costs	$17,497	$13,871	$55,438	$42,345
Mine development and sustaining capital expenditures	7,159	12,972	24,216	41,072
Corporate general and administrative costs	2,716	4,072	7,866	9,644
Asset retirement obligation depreciation and accretion	732	519	1,974	1,504
All-in sustaining costs	$28,104	$31,434	$89,494	$94,565
Gold ounces sold	28,344	19,064	78,652	53,516
All-in sustaining costs per ounce of gold	$992	$1,649	$1,138	$1,767

The term “operating margin” is equivalent to realized gold price per ounce less cash costs per ounce sold.

Operating Margin	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
Average realized gold price ($/ounce sold)	$1,301	$1,583	$1,413	$1,577
Cash costs ($/ounce sold)	617	728	705	791
Operating margin	$684	$855	$708	$786

The term “adjusted net income” is equivalent to net income, as found on the Consolidated Statements of Operations, less certain non-cash and non-recurring items the Consolidated Statements of Operations.

Adjusted Net Income	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
Net (loss) income	$(359)	$8,724	$8,641	$14,660
Plus: unrealized loss on derivative asset	676	-	3,603	-
Plus: impairment	2,634	5,695	2,634	5,695
Less: gain on termination of option agreement	-	(6,736)	-	(1,694)
Less: gain on sale of notes receivable	-	(2,347)	-	(2,347)
Plus (less): unrealized gains (losses) on derivative liabilities, net	197	(1,356)	(1,987)	(5,775)
Less: renunciation of flow-through shares	(281)	(495)	(1,437)	(1,694)
Adjusted net income	$2,867	$3,485	$11,454	$8,845

The term “adjusted earnings per share” is equivalent to adjusted net income, as defined above, divided by the basic and diluted weighted average shares outstanding at the end of the reporting period.

Adjusted Earnings per Share	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
Adjusted net income	$2,867	$3,485	$11,454	$8,845
Weighted average shares outstanding – basic	231,891,918	217,361,055	231,776,847	213,006,251
Weighted average shares outstanding – diluted	231,891,918	217,508,629	231,776,847	213,276,106
Adjusted earnings per share – basic	$0.01	$0.02	$0.05	$0.04
Adjusted earnings per share – diluted	$0.01	$0.02	$0.05	$0.04

The term “adjusted cash flow from operations” is equivalent to the net cash provided by operating activities, less the net change in non-cash operating working capital and other relevant items, as found on the Consolidated Statements of Cash Flows.

Adjusted Cash Flow from Operations	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
Net cash provided by operating activities	$15,171	$4,189	$45,905	$21,651
Net change in non-cash working capital	1,525	8,332	8,006	13,519
Deferred revenue working capital change	(1,148)	(1,305)	(3,045)	(3,709)
Adjusted cash flow from operations	$15,548	$11,216	$50,866	$31,461

THIRD QUARTER OPERATIONAL REVIEW

Black Fox Open Pit Mine

During the three month period ended September 30, 2013, the Company mined 152,709 ore tonnes from the open pit, a 30% decrease over the 217,118 ore tonnes mined in Q3 2012. During Q3 2013, the operating strip ratio in the open pit increased to 8.3:1, compared to 6.0:1 in Q3 2012, as production commenced in the upper levels of Phase 3. The average grade from the open pit for the three month period ending September 30, 2013 was 3.73 gpt, excluding low grade stockpiled ore and 2.88 gpt inclusive of low grade ore.

For the nine month period ended September 30, 2013, the Company mined 501,533 ore tonnes from the open pit, a 20% decrease from the 629,739 ore tonnes mined in 2012. During 2013, the operating strip ratio in the open pit was 6.4:1, compared to 6.3:1 in 2012. During the nine month period ending September 30, 2013, the average grade from the open pit was 3.45 gpt, excluding low grade stockpiled ore, and 2.66 gpt inclusive of low grade ore.

Black Fox Underground Mine

During the three month period ended September 30, 2013, development advance totalled 1,358 metres (“m”), including 332 m of ore access development, and 74,628 tonnes of ore were mined at a rate of 811 tpd. During the comparable period in 2012, development advance totalled 2,177 m, including 504 m of ore access development, and 43,504 tonnes of ore were mined at an average rate of 473 tpd. The average grade of the underground ore for the three month period ending September 30, 2013 was 5.69 gpt, compared to 5.99 gpt in Q3 2012.

For the nine month period ended September 30, 2013, development advance totalled 4,409 m, including 1,454 m of ore access development, and 228,661 tonnes of ore were mined at a rate of 838 tpd. During the comparable period in 2012, development advance totalled 7,103 m, including 1,858 m of ore access development, and 115,255 tonnes of ore were mined at an average rate of 421 tpd. The average grade of the underground ore for the nine month period ending September 30, 2013 was 5.95 gpt, compared to 5.88 gpt for the same period in 2012.

During Q3 2013, production continued from the long-hole stope on the West side and from the East side of the underground mine.

Black Fox Mill

During the three month period ended September 30, 2013, the Black Fox Mill processed 207,559 tonnes of ore, at a grade of 4.34 gpt and a recovery of 94%, achieving total production of 27,174 ounces. This compares to 190,879 tonnes in Q3 2012 at a grade of 3.34 gpt and a recovery rate of 95%. Mill throughput averaged 2,256 tonnes per day throughout Q3 2013.

During the nine month period ended September 30, 2013, the Black Fox Mill processed 546,045 tonnes of ore, at a grade of 4.66 gpt and a recovery of 94%, achieving total production of 76,794 ounces. This compares to 549,846 tonnes in 2012 at a grade of 3.23 gpt and a recovery rate of 96%. Mill throughput averaged 2,158 tonnes per day throughout 2013, adjusted for the 20 days of down time as a result of the temporary suspension of milling activities.

During the Q2 2013, milling operations were suspended for 20 days as a precautionary measure due to higher than normal levels in the mill’s water management facility and tailings management area, resulting from abnormal precipitation levels in the area. There were no adverse effects of these water levels on the tailings management area or the water management facility at the mill or to the environment.

Safety and Environment

The Company continues its commitment to safety and the environment by providing a safe work place for its employees and accepts responsibility for the stewardship of all its operations. Brigus has been recognized by the Porcupine Northeastern Ontario Mines Safety Group for attaining zero lost time frequency for each of the past three years. The Black Fox and Grey Fox exploration sites also continue with a strong safety record with all sites working over 4.5 million man hours without a lost time injury or significant environmental issue.

Capital

The 2013 capital expenditures incurred to date are as follows:

(in millions)	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
Underground sustaining and other capital	$2.7	$6.6	$8.7	$23.8
Underground exploration	-	0.9	1.0	0.9
Open pit sustaining, overburden and other capital	3.2	2.0	9.7	6.5
Other capital spending	1.2	2.2	4.8	8.7
Total capital expenditures	$7.1	$11.7	$24.2	$39.9

Grey Fox exploration	1.8	1.9	6.6	7.4
Grey Fox development	0.3	1.2	2.2	1.3
Other exploration	0.2	-	1.0	0.1
Exploration expenditures	$2.3	$3.1	$9.8	$8.8

During Q3 2013, capital spending in the underground mine totalled $2.7 million compared to $6.6 million in Q3 2012. Capital requirements for the underground mine have decreased in 2013 due to the extensive development work completed in 2012 and 2011. Capital spending in the open pit totalled $3.2 million in Q3 2013 compared to $2.0 million in Q3 2012. Capital spending in the open pit in Q3 2013 exceeded that of Q3 2012 as the mining activity focused on the upper levels of Phase 3 of the open pit which have higher strip ratios and waste removal requirements.

On a year to date perspective, capital spending in the underground mine totalled $8.7 million compared to $23.8 million in 2012. Capital spending in the open pit totalled $9.7 million for the first nine months of 2013, including overburden removal, compared to $6.5 million during the first nine months of 2012. Other capital spending in 2012 includes $3.7 million for the mill expansion.

The Company forecasts capital spending to total $38.5 million in 2013, consisting of $19 million relating to underground development and other underground capital requirements, $13 million for open pit development, other sustaining capital requirements and overburden removal, $1.5 million for underground exploration, and $5 million for other capital spending. Capital activities not completed in 2013 are expected to carry-forward into 2014.

A total of $1.8 million and $6.6 million was spent on exploration drilling at Grey Fox in the three and nine month periods ended September 30, 2013, respectively, compared to $1.9 million and $7.4 million during the same periods in 2012. The drilling program is focused on expanding the indicated and inferred reserves at the 147, Contact and Grey Fox South zones for the resources estimate released in July 2013. An additional $1.4 million will be spent on exploration at Grey Fox to the end of the year.

During Q3 2013, $0.3 million was incurred on the Grey Fox development project to further the feasibility study. Spending on the Grey Fox development project has totalled $2.2 million in 2013.

EXPLORATION REVIEW

Black Fox Complex

The Company continues to report excellent results from its drilling program on the Black Fox Complex. The Black Fox Complex covers 18-square kilometres (“kms”) and extends 6.5 kms along the strike of the well-known Destor-Porcupine Fault Zone, which hosts the Black Fox gold deposit and several other gold deposits in the Timmins Gold District. The Grey Fox property hosts a series of prolific gold zones that are within close proximity, including the Contact, 147 and Grey Fox South zones. The Grey Fox property is located about four kilometres southeast of the Black Fox Mine.

In July 2013, the Company announced an updated independent NI 43-101 resource estimate on the 147, Contact, and Grey Fox South zones. The resource estimate included a constraining pit shell which had not been included in the previous resource estimates. Highlights include a total of 507,400 indicated ounces (255,000 relating to the underground and 252,400 relating to the open pit) and 228,600 inferred ounces (184,800 relating to the underground and 43,800 relating to the open pit). The underground and open pit cut-off grades were set at 2.84 gpt and 0.72 gpt, respectively.

The Contact Zone is a steeply dipping fault zone located between the north-south trending argillaceous sediments and tuffs, in contact with mafic volcanics. The Contact Zone extends from the Grey Fox South claim boundary northwards for at least 1,200 m with an average strike of 350 degrees azimuth. The general dip of the feature is 78 degrees to the east with horizontal widths varying from 3.5 m to 35 m. The Contact Zone remains open down-dip and to the north. The 147 Zone has gold mineralization which primarily occurs within multiple quartz carbonate brecciated zones within bleached units of mafic volcanics. The 147 Zone mineralization extends to a vertical depth of approximately 400 m below surface and remains open down-dip.

In Q3 2013, the Company completed a total of 11,561 m of drilling in 25 drill holes on the Grey Fox property. Drilling targeted the 147, Contact and Grey Fox South zones. The focus of the ongoing drilling program on the Grey Fox property is to expand the mineralization within the 147 and Contact zones and to continue to define the orientation and size of gold mineralized shoots of the new Grey Fox South Zone as well as extending the mineralization along strike. Drilling on the Grey Fox South Zone has intersected the gold mineralized trend over a 350 m strike length. The zone remains open in all directions. The Company currently has three drills working at the Grey Fox property.

Underground Exploration Program

Drilling at the Black Fox underground mine has returned excellent gold grades over significant widths. Results from the underground exploration drilling program were released on October 25, 2012, April 29, 2013, and October 16 and 31, 2013. On October 16, 2013, the Company announced results from a test drill hole on the west side of the underground mine which intersected 40.71 grams per tonne gold over 26.75 metres, including 103.20 grams per tonne gold over 8.35 metres. The hole intersected Black Fox mineralization at approximately 700 metres vertical from surface, extending the west zone by an additional 300 m at depth. On October 31, 2013, the Company announced results from a second high grade gold intersection of 18.09 grams per tonne gold over 37.80 metres, including 39.45 grams per tonne gold over 10.35 metres. The Company is currently executing a drilling program to better define the resource in this area.

Goldfields Project

The Goldfields Project is located in northern Saskatchewan, Canada. A pre-feasibility study on the Goldfields project completed in 2011 indicated that the project had a net present value of $144.3 million at a 5% discount rate with an internal rate of return of 19.6% assuming a gold price of $1,250 per ounce (pre-tax).

Brigus remains focused on establishing steady state production levels at its Black Fox operation and the development of the Grey Fox Mine. Once production from the Black Fox Complex has reached its steady state production level, Brigus will make a decision regarding the development of the Goldfields Project.

Ampliación Pueblo Viejo, Ponton and La Cueva Concessions, Dominican Republic

The Company has signed an agreement with Everton related to the sale of its interest in the Ampliación Pueblo Viejo, Ponton and La Cueva concessions in the Dominican Republic (the “Concessions”). The Company expects to complete the sale of this property in Q4 2013.

Ixhuatán Project, Mexico

In Mexico, the Company owns a 100% interest in the Ixhuatán gold-silver property located in the state of Chiapas. The Company is currently evaluating its options in relation to this property.

SELECTED ANNUAL INFORMATION

(In thousands, except per share amounts)

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Revenue from the sale of gold	$117,681	$71,855	$85,935
Income (loss) from mining operations	$23,346	$(4,010)	$17,394
Net income (loss) and comprehensive (loss) income	$19,111	$15,769	$(55,530)
Basic and diluted earnings (loss) per share	$0.09	$0.08	$(0.48)
Total assets	$421,279	$373,211	$310,454
Total non-current financial liabilities	$188,655	$190,686	$168,712
Cash dividends per share	-	-	-

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(In thousands, except per share and ounce amounts)

	2013			2012				2011
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue from the sale of gold	$36,876	$30,401	$43,828	$33,266	$30,170	$28,422	$25,823	$21,179
Operating income (loss)	$5,989	$(2,359)	$15,189	$2,435	$209	$4,686	$3,480	$(369)
Total net (loss) income	$(359)	$(4,741)	$13,741	$4,269	$8,724	$416	$5,520	$2,407
Total comprehensive (loss) income	$(184)	$(4,916)	$13,682	$4,390	$8,785	$416	$5,520	$2,407
Net (loss) income per share, basic and diluted	$(0.00)	$(0.02)	$0.06	$0.02	$0.04	$0.00	$0.03	$0.01
Gold sales in ounces	28,344	22,490	27,818	20,175	19,064	18,419	16,033	14,702
Total cash costs per ounce	$617	$908	$630	$685	$728	$799	$858	$1,066

KEY ECONOMIC TRENDS

The Company’s performance is highly dependent on the price of gold as it directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, global economic conditions, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. There has been continued volatility in the financial markets and there continues to be uncertainty around the global economic recovery. Slower global growth is expected to continue and reflects the compounding effect of a number of factors, most notably increasing fiscal belt-tightening in many advanced nations, prior credit restraint in some key developing countries, and the cascading effect on international trade, credit, and financial conditions associated with the euro zone’s lingering sovereign debt crisis. In this environment, the price for gold continues to be volatile. At September 30, 2013, the spot price for gold per ounce was $1,327, compared to $1,192 at June 30, 2013, $1,598 at March 31, 2013, and $1,664 as at December 31, 2012.

LIQUIDITY AND CAPITAL RESOURCES

Management has performed a detailed review of the Company’s expected cash flow over the next twelve months in light of the recent decline in gold prices. Management has concluded that at current spot prices, the Company’s current cash reserves as well as expected operating cash flows will provide sufficient liquidity to the Company to meet its operating requirements as well as to maintain production at current levels over the next 12 months.

At September 30, 2013, the Company’s cash balance totalled $21.1 million, compared to $29.8 million at December 31, 2012, a decrease of $8.7 million, or 29%. Cash provided by operating activities was $45.9 million, an increase of $24.2 million compared to the same period in 2012. The increase in operating cash flow is the result of the increase in total gold ounces produced and sold in the first nine months of 2013 compared to the same period in 2012.

Cash flows used for investing purposes totalled $34.2 million during the first nine months of 2013, compared to $48.6 million during the first nine months of 2012. During the first nine months of 2013, the Company used $24.2 million to fund property, plant and equipment, inclusive of sustaining development costs in the underground and open pit, and equipment purchases, $9.8 million to fund exploration and development expenditures, and $0.2 million to fund bonding requirements. During the same period in 2012, net cash used for investing activities totalled $48.6 million, consisting of $41.1 million in capital expenditures related to property, plant and equipment and $7.9 million related to exploration and development expenditures, offset by disposal proceeds of $0.4 million.

During the first nine months of 2013, cash used for financing activities totalled $18.5 million, consisting of $13.0 million in principal payments and $5.6 million in interest payments. During the same period in 2012, cash provided by financing activities totalled $22.9 million, consisting of $13.9 million from the equity financing completed on March 15, 2012, $15.0 million from the sale leaseback transaction related to the Company’s Black Fox Mill, and $5.7 million received from the sale of the notes receivable. These financing inflows were offset by $7.9 million and $3.9 million in debt and interest repayments, respectively.

The following are transactions the Company completed during the last twelve months to manage its liquidity and capital requirements:

$30 million Senior Secured Term Notes

On October 30, 2012, the Company issued Cdn$30.0 million in Senior Secured Notes. The Notes are secured by a first charge on all assets of the Black Fox Mine, including the Grey Fox property, and the Goldfields property. The Notes have a three year term, with quarterly principal payments of Cdn$2.0 million which commenced on June 30, 2013. The Notes bear interest at rates ranging between 9% and 14%, which will be paid monthly, at an annual rate as calculated based on the closing Bloomberg Composite New York Gold Price from the prior month. On November 5, 2012, $24.4 million of this financing was used to repurchase 4% of the existing 12% Goldstream.

Flow-Through Share Financing

The Company completed a flow-through share subscription agreement on November 1, 2012. The Company issued 8.3 million shares at Cdn$1.21 per share for total proceeds of Cdn$10.0 million. The Company has renounced to investors a total of Cdn$10.0 million of qualifying Canadian Exploration Expenses as described in the Income Tax Act of Canada, with an effective date of December 31, 2012. The Company will be required to pay an interest penalty of approximately 1% per annum on the unspent amount between February 28, 2013 and December 31, 2013.

COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities as at September 30, 2013. The amounts included in this table may or may not result in an actual obligation of the Company as the requirement for the Company to settle certain of these amounts may, in some cases, be contingent on the occurrence of certain events that may or may not transpire.

						December 31,
	Payments due by period as of September 30, 2013					2012
	Within 1 year	2-3 years	4-5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$14,449	$1,197	$22	$-	$15,668	$22,751
Long-term debt (principal and interest repayments)	23,322	83,860	1,651	-	108,833	128,926
Derivative liabilities	2,046	3,552	-	-	5,598	9,725
Operating lease obligations	476	682	581	-	1,739	1,359
Contractual commitments	14,091	-	-	-	14,091	14,118
	$54,384	$89,291	$2,254	$-	$145,929	$176,879

As of September 30, 2013, the Company had approximately $14.1 million of contracted equipment commitments related to the Goldfields Project.

OUTSTANDING SHARES

As of September 30, 2013, the Company had 232,099,507 common shares outstanding. As of November 12, 2013, 232,099,507 common shares of the Company were outstanding. As of November 12, 2013, the Company also had 18,637,178 outstanding stock options at a weighted averaged exercise price of $1.19, 15,886,317 common share purchase warrants outstanding at a weighted average exercise price of Cdn$2.19, and up to 20,408,163 shares issuable on conversion of the convertible debentures outstanding with a maturity date of March 31, 2016.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

No director, senior officer, principal holder of securities or any associate or affiliate of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries.

The Company has a Stock Option Plan for directors, officers and employees of the Company and its subsidiaries. The purpose of the plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, to provide additional incentive for superior performance, and to attract and retain valued personnel.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company holds certain financial instruments and therefore is inherently exposed to various risk factors including credit risk, liquidity risk, currency risk, interest rate risk, commodity price risk and equity price risk.

Credit Risk

Credit risk on financial instruments arises from the potential for counterparties to default on their obligations to the Company. The Company’s credit risk is limited to cash, accounts receivables, and restricted cash in the ordinary course of business. Cash and restricted cash are placed with high-credit quality financial institutions. The Company sells its gold production exclusively to large international organizations with strong credit ratings. The balance of accounts receivables owed to the Company in the ordinary course of business is not significant.

Liquidity Risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company has a planning and budgeting process to monitor operating cash requirements, including amounts projected for the existing capital expenditure program and plans for expansion, which are adjusted as input variables change. These variables include, but are not limited to, mineral production from existing operations, commodity prices, taxes and the availability of capital markets. As these variables change, liquidity risks may necessitate the need for the Company to issue equity or obtain project debt financing.

The Company’s current annual interest obligation associated with the Convertible Debentures is approximately $3.25 million, which the Company may satisfy in cash, or by issuing common shares to raise cash proceeds for the payment of interest or a combination thereof at its option. The interest obligation on the Senior Secured Notes ranges from 9% to 14% based on the price of gold. The Company may also incur additional indebtedness from time to time to finance working capital, exploration or development efforts, strategic acquisitions, investments and alliances, capital expenditures or other general corporate purposes, subject to the restrictions contained in the indenture governing the Convertible Debentures, the Senior Secured Note Agreement and in any other agreements under which the Company may incur indebtedness in the future. The Company’s indebtedness and interest payment obligations could adversely affect its ability to operate its business and may limit the Company’s ability to take advantage of potential business opportunities.

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while increasing production levels at its current operations.

Currency Risk

Financial instruments that impact the Company’s net income or other comprehensive income due to currency fluctuations include Canadian dollar cash, restricted cash, accounts payable and current and long-term debt. The Company’s functional and reporting currency is US dollars. The Company’s Canadian operations at the Black Fox Mine are translated from the host currency to US dollars. Therefore, exchange rate movements in the Canadian dollar can have a significant impact on the Company’s consolidated operating results.

Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. All of the Company’s debt obligations are fixed and therefore there is no exposure to changes in market interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

Commodity Price Risk

The Company historically has derived the majority of its revenues from the sale of gold, and its current development and exploration activities are focused on gold. As a result, the Company’s future earnings are directly related to the price of gold. Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. The profitability of the Company is directly related to the market price of gold. A 10% increase or decrease in the price of gold would have resulted in a $3.5 million and $10.5 million increase or decrease in the Company’s pre-tax earnings, respectively (September 30, 2012 - $2.8 million and $7.8 million).

The current demand for, and supply of, gold also affects gold prices. The supply of gold consists of a combination of new production from mining and existing shares of bullion held by government central banks, public and private financial institutions, industrial organizations and private individuals. As the amounts produced by all producers in any single year constitute a small portion of the total potential supply of gold, normal variations in current production do not usually have a significant impact on the supply of gold or on its price. Mobilization of gold held by central banks through lending and official sales may have a significant adverse impact on the gold price.

All of the above factors are beyond the Company’s control and are impossible for the Company to predict. If the market price for gold falls below the Company’s costs to produce gold for a sustained period of time, that will make it more difficult to obtain financing for its projects. Furthermore, any such reduction in the market price for gold could cause the Company to experience significant losses and could require the Company to discontinue exploration, development and/or mining at one or more of its properties.

The Company also has the Notes which bear interest between 9% and 14% depending on the price of gold. For the three and nine month periods ended September 30, 2013, the sensitivity of the Company’s interest expense related to the Notes due to changes in the gold price from under $1,800 per ounce to over $2,500 per ounce would have impacted net income by $0.3 million and $1.1 million, respectively (September 30, 2012 - $nil and $nil).

The Company is also a significant consumer of electricity, mining equipment, fuels and mining-related raw materials, all of which the Company purchases from outside sources. Increases in prices of electricity, equipment, fuel and raw materials could adversely affect the Company’s operating expenses and profitability.

Equity Price Risk

The Company’s common shares are listed on the NYSE MKT Equities Exchange and the Toronto Stock Exchange. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The Company’s share price is also likely to be significantly affected by global economic issues, as well as short-term changes in gold prices or in the Company’s financial condition or liquidity.

As a result of any of these factors, the market price of the Company’s common shares at any given point in time might not accurately reflect its long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

As of November 12, 2013, approximately 34.5 million of the Company’s common shares are issuable on exercise of warrants and options to purchase common shares at prices ranging from approximately Cdn$2.19 and $0.77 to $3.80 at a weighted average price of Cdn$2.19 and $1.19, respectively.

In addition, each $1,000 principal amount of the Convertible Debentures are convertible into common shares of the Company at the option of the holder at a conversion price of $2.45 per common share. Further, common shares of the Company are potentially issuable in connection with the Convertible Debentures in the following circumstances: (i) at the Company’s election in lieu of payment of principal upon redemption or maturity of the Convertible Debentures, (ii) upon a change of control of the Company (as defined in the Indenture) and (iii) at the Company’s election to pay interest on the Convertible Debentures in common shares.

During the term of the warrants, options, Convertible Debentures and other rights, the holders are given an opportunity to profit from a rise in the market price of the Company’s common shares with a resulting dilution in the interest of the other shareholders. The Company’s ability to obtain additional equity financing during the period such rights are outstanding may be adversely affected, and the existence of the rights may have an adverse effect on the price of the Company’s common shares. The holders of the warrants, options, Convertible Debentures and other rights can be expected to exercise or convert them at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable to the Company than those provided by the outstanding rights.

RISK FACTORS

The Company’s business contains significant risk due to the nature of mining, exploration and development activities. Certain risk factors below are related to the mining industry in general, while others are specific to the Company. Included in the risk factors below are details on how management seeks to mitigate the risks wherever possible. For details of risk factors, please refer to the Company’s audited consolidated financial statements, and Annual Information Form that is available at www.sedar.com.

Nature of Mineral Exploration and Mining

Mines have limited lives based on proven and probable reserves and therefore the Company will be required to continually replace and expand its mineral reserves as it mines gold. The Company’s ability to maintain and increase its annual production of gold in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production, and expand existing mineral reserves at existing mines. In addition, there is a limited supply of desirable mineral lands available in Canada and other countries where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, many of which have greater financial resources than the Company does, it may be unable to acquire attractive new mining properties.

Certain of the Company’s activities are directed toward the exploration for and the development of mineral deposits. The exploration for, and development of, mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of a mineral deposit may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical and unpredictable; capital and operating costs which are highly variable; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or abandoning or delaying the development of a mineral project.

Mining is inherently risky and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business. Mining involves various types of risks and hazards, including, but not limited to: unanticipated changes in grade and tonnage of material to be mined and processed; unanticipated adverse geotechnical conditions; adverse weather conditions; incorrect data on which engineering assumptions are made; availability and cost of labour and other supplies and equipment; availability of economic sources of power; adequacy of access to the site; unanticipated transportation costs; government regulations (including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands); lower than expected ore grades; metallurgical or other processing problems; delays in delivery and installation of equipment necessary to continue operations as planned; or failure of the Company’s equipment, processes or facilities to operate properly or as expected. For some of these risks, the Company maintains insurance to protect against these losses at levels consistent with its historical experience and industry practice.

Reserve Estimates

The Company estimates its reserves and resources on its properties as “proven reserves”, “probable reserves” or in accordance with applicable Canadian standards, as “measured resources”, “indicated resources” or “inferred resources”. The Company’s ore reserve and resource figures and costs are primarily estimates and are not guarantees that the Company will recover the indicated quantities of these metals. The Company estimates proven reserve quantities based on sampling and testing of sites conducted by the Company and by independent companies hired by the Company. Probable reserves are based on information similar to that used for proven reserves, but the sites for sampling are less extensive, and the degree of certainty is less. Reserve estimation is an interpretive process based upon available geological data and statistical inferences and is inherently imprecise and may prove to be unreliable. In addition, resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. The Company’s reserves are reduced as existing reserves are depleted through production. Reserves may be reduced due to lower than anticipated volume and grade of reserves mined and processed and recovery rates.

Reserve estimates are calculated using assumptions regarding metals prices. For example, the Company’s reserves at Black Fox were estimated using a gold price of $1,150/oz for 88% of production and $500/oz for the remaining gold production that is sold through the Goldstream Agreement. Gold prices have fluctuated widely in the past. Declines in the market price of metals, as well as increased production costs, capital costs and reduced recovery rates, may render reserves uneconomic to exploit, and lead to a reduction in reserves. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. No assurance can be given that the amount of metal estimated will be produced or the indicated level of recovery of these metals will be realized. Any material reduction in the Company’s reserves estimates could have a material adverse effect on the Company’s results or operations or financial condition.

Development Projects

The Company is engaged in the development of new ore bodies. The Company’s ability to sustain or increase its present level of production is dependent in part on the successful exploration and development of new ore bodies and/or expansion of existing mining operations. Decisions regarding future projects, including the 147 Zone, Contact Zone, Grey Fox South Zone, Pike River, and Goldfields, are subject to the successful completion of feasibility studies, issuance of necessary governmental permits and receipt of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow. The Company’s estimates of proven and probable ore reserves and cash operating costs are, to a large extent, based upon detailed geologic and engineering analysis. The Company also conducts feasibility studies that derive estimates of capital and operating costs based upon many factors.

It is possible that actual costs and economic returns may differ materially from the Company’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. There can be no assurance that any future exploration or development efforts will be profitable.

The Grey Fox Mine is currently at the pre-development stage. Construction and development of the project is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material, permits and services essential to completing construction of the project in a timely manner; changes in environmental or other government regulations; currency exchange rates; financing risks; labour shortages; and fluctuation in metal prices, as well as the continued support of the local community. There can be no assurance that the construction will commence or continue in accordance with current expectations or at all.

In addition, the Grey Fox Mine has no recent operating history upon which to base estimates of future commercial viability. Estimates of mineral resources and mineral reserves are, to a large extent, based on the interpretation of geological data obtained from drill holes and other sampling techniques and feasibility studies. This information is used to calculate estimates of the capital cost and operating costs based upon anticipated tonnage and grades of gold to be mined and processed, the configuration of the mineral resource, expected recovery rates, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that differences in such estimates could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. There can be no assurance that the Company will be able to complete the Grey Fox development project on schedule or within budget due to, among other things, and in addition to those factors described above, changes in the economics of the mineral projects, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations. Should any of these events occur, it could have a material adverse effect on the Company’s results of operations, financial condition, and prospects.

Production Estimates

The Company prepares estimates of future production for its operations. The Company develops its estimates based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. In the past, the Company’s actual production from time to time has been lower than its production estimates and this may be the case in the future.

Each of these factors also applies to future development properties not yet in production. In the case of mines the Company may develop in the future, the Company does not have the benefit of actual experience in its estimates, and there is a greater likelihood that the actual results will vary from the estimates. In addition, development and expansion projects are subject to financing contingencies, unexpected construction and start-up problems and delays.

Environment Laws and Regulations

The Company’s exploration and production activities in Canada are subject to regulations by governmental agencies under various environment laws. The Company is also subject to environmental regulations in Mexico and the Dominican Republic where it has exploration and development properties. These regulations mandate, among other things, the maintenance of air and water quality standards, land use standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation in many countries is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environment assessments and proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes in or delays in the Company’s intended activities. There can be no assurance that future changes in environment regulations will not adversely affect the Company’s business.

Property Rights, Permits and Licensing

The Company derives the rights to most of its mineral properties from unpatented mining claims, leaseholds or purchase option agreements which require the payment of maintenance fees, rents, purchase price installments, exploration expenditures, or other fees. If the Company fails to make these payments when they are due, its rights to the property may lapse. There can be no assurance that the Company will always make payments by the requisite payment dates. In addition, some contracts with respect to the Company’s mineral properties require development or production schedules. There can be no assurance that the Company will be able to meet any or all of the development or production schedules. The Company’s ability to transfer or sell its rights to some of its mineral properties requires government approvals or third party consents, which may not be granted.

Uncertainty of Title

While the Company has no reason to believe that its rights to mine on any of its properties are in doubt, title to mining properties are subject to potential claims by third parties claiming an interest in them.

If there are title defects with respect to any of the Company’s properties, it might be required to compensate other persons or perhaps reduce the Company’s interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management's time from operations as well as ongoing exploration and development programs. Furthermore, if the Company loses its rights in and to any of its properties, it could have a material adverse effect on the Company’s operations or financial condition.

Capital Expenditures

In order to explore and, if exploration is successful, develop the Company’s projects and properties, the Company will be required to expend significant amounts for, among other things, geological and geochemical analysis, assaying, and, if warranted, feasibility studies with regard to the results of exploration. The Company may not benefit from these investments if the Company is unable to identify commercially exploitable mineralized material. If the Company is successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract those reserves.

The Company’s ability to obtain the funding necessary to explore and develop its properties and projects depends upon a number of factors, including the state of the North American and worldwide economies and the price of gold. The Company may not be successful in obtaining the required financing for these or other purposes on terms that are favorable to the Company or at all, in which case the Company’s ability to continue operating would be adversely affected. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development of some or all of its exploration and /or development properties.

Substantial expenditures will be required to develop the Grey Fox development project. The Company may not be able to obtain final permits for the project and there may be significant variances relative to the feasibility study with respect to capital and operating costs as well as production estimates and related revenues, any of which could have a significant impact on the overall economics of the project.

CRITICAL ACCOUNTING POLICIES and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increase, these judgments become even more subjective and complex. The Company has identified certain accounting policies that the Company believes are most critical in understanding the judgments that are involved in producing the Company’s consolidated financial statements and the estimates made that could impact results of the operations. The Company’s significant accounting policies are disclosed in Note 3 to the December 31, 2012 Consolidated Financial Statements.

Asset Impairment Evaluations

The Company reviews the carrying values of its long-term assets when indicators of impairment exist which may indicate that the carrying values may be impaired. Impairment assessments are conducted at the cash-generating unit (“CGU”) level. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The recoverable amount is the greater of the CGU’s fair value less costs to sell and its value in use. The estimates and assumptions used by management in the determination of a CGU’s fair value include recoverable ounces of gold, future gold prices, the Canadian dollar/US dollar exchange rate and future costs of operations.

The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for a long-lived asset may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount of that CGU. A reversal of an impairment loss is recognized up to the lesser of the recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the CGU in prior years.

During the second quarter, the Company identified two impairment indicators. Firstly, the trading price of the Company’s shares declined such that the Company’s market capitalization was below the carrying value of net assets. Secondly, market prices of gold declined significantly. As a result, an impairment assessment on the Black Fox CGU was performed.

The fair value of the Black Fox CGU was determined using the Fair Value Less Costs to Sell (FVLCS) approach, using discounted cash flows. The FVLCS assessment was based on assumptions regarding total estimated production, future operating costs, future metal prices and discount rate. The estimates of future production are based on the production profile in the life of mine plan, which includes production from exploration targets which do not currently qualify for inclusion in proven or probable ore reserves, but where there is supporting evidence in the economic extraction of minerals. Future operating costs assumptions are based on actual results to date and future budgeted amounts. Future revenues are projected using broker average forecast gold prices. Cash flows are discounted to a present value, using a pre-tax discount rate equal to the Company’s weighted average costs of capital which includes estimates for risk-free interest rates, market value of the Company’s equity, market return on equity, share volatility and debt-to-equity financing ratio.

The Company concluded that an impairment charge was not required as a result of the impairment testing performed in the second quarter, as the FVLCS was greater than the carrying value. The Company concluded that an impairment test was not required as no new impairment indicators were identified as at September 30, 2013. The Company will perform its annual impairment testing for all CGU’s during the fourth quarter.

Inventories

All elements of inventory are valued at the lower of cost or net realizable value. The cost of stockpiled ore, in-circuit gold inventory and Dore inventory includes direct production costs, attributable overheads and depreciation incurred to bring the material to its present point in the process cycle. Net realizable value represents that value that can be realized upon sale of the inventory, less a reasonable allowance for further processing and sales costs, where applicable. The estimates and assumptions used in the measurement of the inventories include surveyed stockpile quantities, in-circuit process volumes, gold grades and recoveries and the price per ounce of gold.

The net realizable value for in-circuit gold inventory, Doré and short term stockpiled ore is determined based on prevailing gold prices. The net realizable value for long-term stockpiled ore is determined based on the Company’s estimate for future gold prices. The Company has determined the net realizable value of the long-term stockpiled ore based on an estimate of the future gold price of $1,300 (December 31, 2012 – $1,400) per ounce. The net realizable value adjustment recorded for the three month and nine month periods ended September 30, 2013 is a result of the estimated cost of the long term stockpiled ore exceeding the Company’s estimate of the net realizable value of this inventory.

Mining Interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant, property and equipment and expenditures related to exploration arising from property acquisitions. Mine development costs are capitalized after proven and probable reserves have been identified. Amortization is calculated using the unit-of-production method over the expected life of the mine based on the estimated recoverable gold equivalent ounces or value of metals over proven and probable reserves.

Buildings and equipment are recorded at acquisition cost and amortized on a unit-of-production basis over the remaining proven and probable reserves of the mine. Equipment that is mobile is amortized on a straight-line basis over the estimated useful life of the equipment of five to ten years, not to exceed the related estimated mine lives. Repair and maintenance costs are expensed as incurred.

Mineral rights include the cost of obtaining unpatented and patented mining claims and the cost of acquisition of properties. Significant payments related to the acquisition of land and mineral rights are capitalized. If a mineable ore body is discovered, such costs are amortized when saleable minerals are produced from the ore body using the unit-of-production method based on proven and probable reserves. If no mineable ore body is discovered or such rights are otherwise determined to have no value, such costs are expensed in the period in which it is determined the property has no future economic value.

Deferred Revenue

Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver payable gold at contracted prices. The Company records a portion of the deferred revenue as sales, based on a proportionate share of deliveries made compared with the total estimated contractual commitment. The estimates and assumptions used by management include the reserves and resources on the named properties, the future price of gold and the total future recoverable ounces.

Reclamation and Closure Costs

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations by regulatory authorities, which affect the ultimate cost of remediation and reclamation. Changes if any, due to their nature and unpredictability, could have a material impact and would be reflected prospectively, as a change in accounting estimate.

CONTROLS AND PROCEDURES

At the end of the third quarter of 2013, an evaluation of the design of disclosure controls and internal controls over financial reporting was carried out under the supervision of the Company’s management, including the Chief Executive Officer and Chief Financial Officer. In making this evaluation, the Company used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and internal control over financial reporting were designed effectively as of September 30, 2013, the end of the period covered by this report.

There were no significant changes in the Company’s internal control over financial reporting during the three months ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Management will continue to monitor its internal controls over financial reporting and disclosure and may make modifications from time to time as considered necessary or desirable.

Cautionary Note Regarding Forward-Looking Statements and Information

This report contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements and information are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference, are forward looking statements and information that may involve a number of known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to control or predict. Forward-looking statements and information can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue,” or the negative of such terms, or other comparable terminology.

These statements include, but are not limited to comments regarding:

•	plans for the development of and production at the Black Fox Mine including, without limitation, the timing of the development of, and future production quantities from, the underground and open pit mines;
•	estimates from the Black Fox technical report dated January 6, 2011, including mine life, processing rate, recovery rate, average annual production, cash operating costs, capital costs, net present value and discounted cash flow value of Black Fox;
•	timing and costs associated with the completion of capital projects;
•	repayments of indebtedness and the Company’s ability to meet its obligations in connection with the Senior Secured Notes maturing October 31, 2015 and the 6.5% senior unsecured Convertible Debentures due March 31, 2016;
•	the Company’s exploration and development plans for the Company’s Grey Fox and Goldfields projects ;
•	the sale of the Dominican Republic projects;
•	liquidity to support operations and debt repayment;
•	completion of a Canadian National Instrument 43-101 report for any of the Company’s exploration properties;
•	the establishment and estimates of additional mineral reserves and resources;
•	future production, mineral recovery rates and costs, strip ratios and mill throughput rates;
•	projected total production costs, cash operating costs and total cash costs;
•	grade of ore mined and milled from Black Fox and cash flows derived therefrom;
•	future processing capacity of the Black Fox Mill;

•	anticipated expenditures for development, exploration, and corporate overhead, including expenditures for surface drilling at Black Fox and Grey Fox;
•	timing and issuance of permits;
•	estimates of closure costs and reclamation liabilities;
•	the Company’s ability to obtain financing to fund future expenditure and capital requirements; and
•	the impact of adoption of new accounting standards.

Although the Company believes that the plans, intentions and expectations reflected in these forward-looking statements are reasonable, the Company cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements and information contained in this report. Disclosure of important factors that could cause actual results to differ materially from the Company’s plans, intentions or expectations is included under the heading “Risk Factors” in this report.

Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements and information. Factors that could cause or contribute to such differences include, but are not limited to unexpected changes in business and economic conditions, including the global financial and capital markets; significant increases or decreases in gold prices; changes in interest and currency exchange rates; timing and amount of production; unanticipated changes in grade of ore; unanticipated recovery or production problems; changes in operating costs; operational problems at the Company’s mining properties; metallurgy, processing, access, availability of materials, equipment, supplies and water; determination of reserves; costs and timing of development of new reserves; results of current and future exploration and development activities; results of future feasibility studies; joint venture relationships; political or economic instability, either globally or in the countries in which the Company operates; local and community impacts and issues; timing of receipt of government approvals; accidents and labour disputes; environmental costs and risks; competitive factors, including competition for property acquisitions; availability of external financing at reasonable rates or at all; and the factors discussed in this report under the heading “Risk Factors;” and other risks and uncertainties set forth the Company’s periodic report filings with Canadian securities authorities and the SEC.

Many of these factors are beyond the Company’s ability to control or predict. These factors are not intended to represent a complete list of the general or specific factors that may affect the Company. The Company may note additional factors elsewhere in this report. All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company undertakes no obligation to update any forward-looking statement or information.

reporting requirements for disclosure of mineral properties

Certain information in this report concerning the Company’s properties and operations has been prepared in accordance with Canadian standards under applicable Canadian securities laws, which differ from the requirements of U.S. securities laws. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this annual report are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on December 11, 2005 (“CIM Standards”).

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not recognized by the SEC. Pursuant to United States standards as promulgated by the SEC under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. “Inferred Mineral Resource” has a great amount of uncertainty as to its existence, as to whether it can be mined and as to its economic and legal feasibility, except in rare cases. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in rare cases. Readers are cautioned not to assume that all or any part of a “Measured Mineral Resource” or “Indicated Mineral Resource” will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits registrants to report SEC compliant reserves in ounces and requires reporting of mineralization that does not qualify as reserves as in place tonnage and grade without reference to unit measures. As such, certain information contained in this annual report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to reporting and disclosure requirements of the SEC.

In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM Standards differ in certain respects from the U.S. standards. Brigus’ Proven and Probable Mineral Reserves are estimated in accordance with definitions set forth in NI 43-101.